

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

September 2, 2022

Chris C. Kemp
Chief Executive Officer and President
Astra Space, Inc.
1900 Skyhawk St
Alameda, CA 94501

> **Re: Astra Space, Inc.**
> **Registration Statement on Form S-1**
> **Filed August 26, 2022**
> **File No. 333-267113**

Dear Mr. Kemp:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Arthur Tornabene-Zalas at (202) 551-3162 or Irene Barberena-Meissner, Staff Attorney, at (202) 551-6548 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc:     Katheryn Gettman, Esq.